Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Registration Statement No. 333-229674)

Set forth below is a copy of presentation materials accompanying First Midwest Bancorp, Inc.’s first quarter 2019 earnings release.